February 24, 2006

Ms. Peggy Fisher

Assistant Director

United State Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Implant Sciences Corporation (the “Company”)
File No. 001-14949

Dear Ms. Fisher:

In connection with the Staff’s comment letter, dated December 21, 2005 regarding the above-referenced matter, we hereby respectfully submit to you the following responses electronically via EDGAR.

For convenience of your review, in the subsequent pages, we have repeated the Staff’s questions and comments in bold type prior to our response.

We thank the Staff in advance for its consideration of the foregoing.  If you have any questions or comments, please feel free to contact me at your earliest convenience.

Sincerely,
Implant Sciences Corporation

/s/ Diane J. Ryan

Diane J. Ryan
VP Finance and CFO

General

1.              Please note that we are completing a review of your Form 10-KSB and will issue comments on that filing shortly.

Duly noted. We received your comments on our 10KSB and 10Q and will submit our response shortly.

2.              Please update the disclosure throughout the filing to reflect your financial condition and accumulated deficit as of September 30, 2005, and to incorporate by reference your latest Form 10-QSB.

Such disclosure has been updated throughout the registration statement. We have attached such modified page hereto for your review. Our latest form 10-Q, for the quarter ended 12/31/05, will be incorporated by reference.

Fee Table

3.              We note the additional investment rights have not been exercised by the holders and the shares are not outstanding. Please revise the registration statement to remove the shares to be issued upon exercise of the investment rights. You may register those shares for resale after the holders of the investment rights have made their investment decision to exercise the rights and have received the shares.

Please note that we respectfully disagree with the Staff’s position on this matter, and we believe it is appropriate to register the shares underlying the additional investment rights (the “Underlying Shares”) at the current time.

We attempted to register them in a registration statement filed on April 13, 2005 (File No. 333-124058) prior to exercisability, and were told at that point that it was inappropriate to register the Underlying Shares because the shareholders were unable to exercise their additional investment rights until September 4, 2005. That date has now passed and the additional investment rights are exercisable; the decision to exercise or not now lies in the hands if the investors.

Please note that the additional investment rights are, in substance if not in name, warrants (with a shorter exercise period than the other warrants issued in the same transaction), and thus the registration of the Underlying Shares is therefore appropriate. If the Commission is bothered by the reference to these securities as “additional investment rights”, we will amend them to have the name changed to “warrants”.

We further note that the Staff has allowed other additional investment rights to be registered for sale by the same selling stockholders.

4.              We also note that the registrant is required to begin redeeming the preferred stock beginning on January 1, 2006, and that it must redeem and pay accrued dividends with cash in the event that the closing price of the common stock for a prescribed period is less than the fixed conversion price of $6.80. Given the terms of this mandatory redemption provision, it does not appear that the purchase of the preferred stock is at market risk or that registration of the conversion shares and dividends is appropriate. If you believe this is a valid PIPE transaction, provide a detailed legal analysis to support your position.

Please note that we respectfully disagree with the Staff’s assertion that “it does not appear that the purchaser of the preferred stock is not at market risk or that registration of the conversion shares and dividends is appropriate”. The Staff’s assertion seems based on the idea that because the terms of the preferred stock provide for cash payments in certain instances, the purchasers will not lose money, and thus no market risk exists.

Based on our reading of Section 4S of the Telephone Interpretation Manual (“4S”) relating to the registration of shares issuable upon a future funding of an equity line of credit, to which the Staff referred us to in a telephone conversation with our attorneys, we believe that it is inapplicable in our situation. In our case, the purchasers actually are at market risk, in that if the Company were, for example, to go bankrupt, the preferred stockholders would in all likelihood lose their previously-made investment; their irrevocable decision was made at the time of such investment. No additional infusion of money is required by the investors. This is different than the case cited by the Staff in Section 4S, in which no such risk existed, since there is no right to buy equity until the equity line was funded.

Additionally, in our case, unlike that of the credit line referenced in 4S, all the money has already been invested by the purchasers – there is no question of monies being invested in the future, or additional investment decisions on the investors’ behalf. Again, this leaves the purchasers open to the risk of loss.

In a very real sense, the current issue is akin to registering shares underlying a convertible note – in both cases the purchaser has made an investment decision at the time of funding; the purchaser then has the ability, depending on the terms of the convertible note or preferred stock, to take payments of principal, interest or dividends in the form of either equity or cash at some stated maturity or due dates. Just as with our preferred stock, the holders of a convertible note would receive a return of the principal and interest if the note is not converted. Yet there would be no issue of the holder of a convertible note not being at market risk.

Finally, we would like to draw the Staff’s attention to the fact that, in registration statements declared effective on October 23, 2003 (File No. 333-109677) and January 15, 2004 (File No. 333-111434), the Commission declared effective common stock of the Company issuable upon the repayment, conversion or redemption of series of preferred stock with provisions identical to those the Company seeks to register under the current registration statement.

We will, of course, post-effectively amend the current registration statement to remove any shares which have not been exercised from registration.

Selling Stockholders, page 15

5.              Please explain how you determined the maximum number of shares underlying the preferred stock and the number of shares issuable as dividends on the preferred stock.

We supplementally advise the Staff that we calculated the maximum number of shares underlying the preferred stock and the number of shares issuable as dividends on the preferred stock as follows:

Potential Shares to be issued to Laurus Master Fund

	Value	Exercise Price	Shares
Laurus Series D Preferred Stock
Gross Proceeds:	$5,000,000		735,294
Estimated Interest expense	653,042		96,036
	$5,653,042		831,330

Fixed Conversion Price		$6.80

Estimated shares to be issued in repayment			831,330
Warrants		$3.75	250,000
Warrants		$10.20	50,000
Estimated Total stock to be issued			1,131,330

6.              We note the brief discussion of the various financings entered into that relate to the shares being registered for resale. Relocate the disclosure under a separate caption, and revise to explain in more detail the material terms of each of those transactions. For example (and these are only a few examples), explain in more detail how much cash you received in the preferred stock issuance and what the reference to “repayment” means. Explain how the note issued on July 6, 2005, relates to the subsequent preferred stock issuance.

The registration statement has been modified as requested. We have attached such modified pages hereto for your review.

7.              Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter and is not eligible to rely on Rule144 promulgated under the Securities Act. In addition, each selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless you disclose, if true, that

•                  The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•                  At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise accordingly.

We supplementally advise the staff that none of the selling stockholders have been identified as broker-dealers, however certain selling shareholders have identified themselves as affiliates of a broker-dealer. These affiliated selling shareholders have stated that the purchased shares are being registered for resale in the ordinary course of business and that at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

8.              Please identify the natural persons that beneficially own the securities held by the entities named in the table.

We would like to supplementally inform the Staff that the entities in question own the securities. No natural persons own securities which are being sold pursuant to this registration statement.

Legal Matters, page 24

9.              Please file the opinion of Ellenoff Grossman and Schole as an exhibit to the registration statement.

Duly noted. The opinion is filed herewith.

Part II

Item 17, Undertakings

10.       Please include the undertaking set forth in Item 512(a) of Regulation S-K. Please note the December 1, 2005 effective date of Release 33-8591, which revises certain portions of Item 512.

Duly noted. We have modified the registration statement as requested. We have attached such modified pages hereto for your review.

In response to Comment 2:

You should rely only on the information contained in this Prospectus or incorporated by reference herein. Information on our website or the websites of any of our subsidiaries or affiliates, if any, is not incorporated into this Prospectus, and you should not rely on such information. We have not authorized anyone to provide you with any other information. This Prospectus may only be used where it is legal to sell these securities. The information in this Prospectus is accurate only as of the date noted above, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

RISK FACTORS

An investment in us involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of their entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

Our independent registered public accounting firm qualified their report due to a substantial doubt as to our ability to continue as a going concern.

The audit report our independent registered public accounting firm issued on our audited financial statements for the fiscal year ended June 30, 2005 contained a modification regarding our ability to continue as a going concern. This modification means that there is substantial doubt on the part of our independent registered public accounting firm that we can continue as a going concern in that we do not have sufficient cash and liquid assets to cover our operating capital requirements for the next twelve-month period and if sufficient cash cannot be obtained we would have to substantially alter our operations, or we may be forced to discontinue operations.  Such an opinion from our independent registered public accounting firm may limit our ability to access certain types of financing, or may prevent us from obtaining financing on acceptable terms.

We do not operate at a profit and do not expect to be profitable for some time.

During the twelve months ended June 30, 2005, we had a net loss of approximately $7,405,000 and a net loss applicable to common shareholders of approximately $8,588,000. During the three and six months ended December 31, 2005, we had a net loss applicable to common shareholders of approximately $1,320,000 and $3,688,000 respectively. We plan to further increase our expenditures to complete the development and commercialization of our new products, to ensure compliance with the Food and Drug Administration's Quality System Regulations and to broaden our sales and marketing capabilities. As a result, we believe that we will likely incur losses over the next several quarters. Our accumulated deficit as of June 30, 2005 and December 31, 2005, approximated $28,115,000 and $31,804,000 respectively.

During fiscal 2004 and 2005 and the six months ended December 31, 2005, we incurred significant operating losses and utilized significant amounts of cash to fund operations. We have reached a critical stage in our growth where we have transitioned from a research and development company to a manufacturing company with complete sales, marketing and production capabilities. We received Food and Drug Administration 510(k) clearance to market our I-PlantTM Iodine-125 radioactive seed for the treatment of prostate cancer. We are now expanding our radiation …

In response to Comment 6:

FORWARD-LOOKING INFORMATION

Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a "forward-looking statement". Further, when we use the words "may", "expect", "anticipate", "plan", "believe", "seek", "estimate", "internal", and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

THE OFFERING

This registration statement relates to the resale of shares of our common stock issued and issuable to certain selling stockholders, as well as the issuance of common stock purchase warrants that are exercisable into shares of our common stock. Specifically, the shares of our common stock included in this offering consist of :

•                  735,294 shares of our common stock issuable on conversion of our Series D Cumulative Convertible Preferred Stock;

•                  323,529 shares of our common stock issuable upon exercise of common stock purchase warrants;

•                  588,234 shares of our common stock issuable upon exercise of additional investment rights; and

•                  96,036 shares of our common stock issuable as dividends on our Series D Cumulative Convertible Preferred Stock.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. If all of the 323,529 warrants are exercised by the selling stockholders, we would receive proceeds of approximately $1,667,496. If all of the 588,234 additional investment rights are exercised by the selling stockholders, we would receive proceeds of approximately $5,000,000. We will not receive any additional proceeds from the sale of shares by the selling stockholders. For information about the selling stockholders, see “Selling Stockholders.”

SELLING STOCKHOLDERS

Series D Preferred Stock - Laurus Master Fund, Ltd.

On July 7, 2005, the Company executed a $3.0 million secured term note payable to Laurus Master Fund, Ltd. (“Laurus”). The Company received $3,000,000 in gross proceeds, less a management fee of $135,000 and related transaction costs of approximately $32,000. The term note was secured by substantially all of the Company’s assets, had a 4-month term and an interest rate equal to prime plus 1% per annum. In connection with the financing, on September 30, 2005, the Company issued Laurus a warrant to purchase up to 250,000 shares of the Company’s common stock at a price equal to $3.75 per share. Net proceeds from the financing were used to increase the capacity of the Quantum Sniffer™ production line, increase unit inventories and to repay certain indebtedness due and owing by the Company to the former shareholders of Accurel Systems International in connection with the acquisition of this wholly-owned subsidiary.

On September 30, 2005, the Company issued 500,000 shares of Series D Convertible Preferred Stock (“Series D”) having a stated value of $10 per share, pursuant to a Securities Purchase Agreement with Laurus. The Company received $5,000,000 in gross proceeds, less a management and placement agent fee of approximately $90,000, and related transaction costs of approximately $27,000. In addition, the Company utilized the proceeds to repay the $3 million term note with Laurus signed on July 7, 2005, plus accrued interest. The Series D has a dividend equal to the prime rate plus one percent (1%) and provides for repayment over a thirty-six month period pursuant to an amortization schedule. The monthly redemption amount of approximately $152,000 may be paid in cash or common shares at the option of the Company, subject to certain restrictions, commencing on January 1, 2006. If the payment of the monthly amount is made in common stock, the fixed conversion price is $6.80 per common share. If the five day average market price of our common stock prior to a redemption date is less than 110% of the fixed conversion price, we will be forced to redeem the Series D Preferred in cash.

In conjunction, the Company also issued to Laurus a warrant to purchase 50,000 shares of common stock at $10.20 per share. The Securities Purchase Agreement with Laurus provides for a security interest in substantially all of the Company’s assets and provides Laurus a right of first refusal on future financing arrangements during the term of the agreement. In the event Laurus declines to exercise its right of first refusal, it agreed to enter into such documentation as shall be reasonable requested by the Company in order to subordinate its rights under the Series D to the subsequent financier.

Net cash proceeds from this financing were $1,851,000 (which included repayments of $3,032,000 of principal and interest related to the July 6, 2005 term note and $117,000 of issuance costs).

Private Placement

On March 8, 2005 the Company issued 1,080,780 shares of common stock at $7.22, in a private placement with fifteen investors. The Company received $7,803,000 in gross proceeds, less placement agent fees and related transaction costs of approximately $433,000. In connection with the transaction, the Company issued warrants to the investors to purchase 270,195 shares of common stock at an exercise price of $9.35, which are exercisable anytime between September 4, 2005 and September 4, 2010. In addition, the investors have rights to purchase up to 588,235 shares of common stock at a price of $8.50 per share, which are exercisable for a period commencing (i) anytime on or after September 4, 2005 and (ii) on or prior to the later of the 6 month anniversary of the effective date of the registration statement filed on April 12, 2005, or March 4, 2006. The Company also issued warrants to the placement agent to purchase 43,231 shares of common stock at an exercise price of $9.35 per share, which are exercisable until March 4, 2010. Should the investors exercise these additional investment rights, the placement agent will receive an additional warrant for 23,529 shares at an exercise price of $9.35 per share.

Pursuant to the terms of the private placement the fifteen selling stockholders received, in the aggregate, the following:

•                  1,080,780 shares of our common stock, previously registered on a registration statement dated July 1, 2005;

•                  Warrants to purchase 270,195 shares of our common stock at an exercise price of $9.35 per share, previously registered on a registration statement dated July 1, 2005;

•                  A right to purchase up to 588,234 shares of our common stock at $8.50 per share exercisable for a period commencing on September 4, 2005 and ending on or prior to the later of (a) the 6 month anniversary of the date the registration statement required to be filed by us pursuant to a registration rights agreement becomes effective or (b) the 6 month anniversary of September 4, 2005, but in no event after March 4, 2010.

The 588,234 shares subject to these additional investment rights are being registered hereunder.

In response to Comment 9:

January 24, 2006

Implant Sciences Corporation

107 Audubon Road #5

Wakefield, MA 01880

Gentlemen:

We are familiar with the Registration Statement on Form S-3, No. 333-129911 (the “Registration Statement”) to which this opinion is an exhibit, filed by Implant Sciences Corporation, a Massachusetts corporation (the “Company”), with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement relates to the public offering by the selling stockholders of the Company of a total of 1,743,093 shares of common stock, $0.10 par value per share (“Common Stock”) consisting of:

•                  735,294 shares of the Company’s common stock issuable on conversion of the Company’s Series D Cumulative Convertible Preferred Stock (the “Convertible Shares”);

•                  323,529 shares of the Company’s common stock issuable upon exercise of common stock purchase warrants (the “Warrant Shares”);

•                  588,234 shares of the Company’s common stock issuable upon exercise of additional investment rights (the “AIR Shares”);

•                  96,036 shares of the Company’s common stock issuable as dividends on the Company’s Series D Cumulative Convertible Preferred Stock (the “Dividend Shares”, collectively with the Convertible Shares, the Warrant Shares and the AIR Shares, the “Shares”).

In arriving at the opinion expressed below, we have examined and relied on the following documents:

(1) the articles of organization and by-laws of the Company, including a Certificate of Vote of Directors establishing the Series D Convertible Preferred Stock, dated September 30, 2005;

(2) the Securities Purchase Agreements, dated March 4, 2005, by and between the Company and the purchasers thereunder;

(3) the Securities Purchase Agreement by and between the Company and Laurus Master Fund, dated September 30, 2005;

(4) the form of Common Stock Purchase Warrant, dated March 4, 2005 by the Company in favor of the purchasers under the Securities Purchase Agreement in (2), above;

(5) the form of Common Stock Purchase Warrant, dated March 4, 2005, by the Company in favor of Pacific Wave Partners Limited;

(6) the form of Additional Investment Right, dated March 4, 2005, by and between the Company in favor of the purchasers; and

(4) records of meetings and consents of the Board of Directors of the Company provided to us by the Company.

                In addition, we have examined and relied on the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below. In such examination, we have assumed, without independent verification, the genuineness of all signatures (whether original or photostatic), the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified or photostatic copies.

                Based upon and subject to the foregoing, it is our opinion that: (i) the Company has taken all necessary corporate action required to authorize the issuance of the Shares; (ii) that upon receipt of the warrant exercise price or the amount payable to exercise the additional investment rights, in accordance with the terms of the warrants and the additional investment rights, and when certificates for the same have been duly executed and countersigned and delivered, the Warrant Shares and the AIR Shares will be legally issued, fully paid and non-assessable; and (iii) that the Convertible Shares and the Dividend Shares, when and if issued in accordance with the Certificate of Vote of Directors establishing the Series D Convertible Preferred Stock, dated September 30, 2005 and the articles of organization of the Company, as amended, and when certificates for the same have been duly executed and countersigned and delivered, will be legally issued, fully paid and non-assessable.

                We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ ELLENOFF GROSSMAN & SCHOLE LLP

ELLENOFF GROSSMAN & SCHOLE LLP

In response to Comment 10:

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

A.           Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.             Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7)  as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b)         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.